ALYSON SAAD

Counsel, 2VP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: alyson.saad@protective.com

November 9, 2020

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Attn: Sally Samuel, Quinn Kane

Re:                             Protective Life Insurance Company (the “Depositor” or the “Company”)

Protective COLI VUL (the “Separate Account”) (File No. 811-23604)

Individual Flexible Premium Variable Universal Life Insurance Policies (the “Policies”) (File No. 333-248236)

Responses to Examiner Comments on Initial Registration Statement on Form N-6

Dear Ms. Samuel and Mr. Kane:

This letter responds to the comments that you provided via email on October 20, 2020 (the “Comment Letter”) in connection with your review of the registration statement filed on Form N-6 on August 21, 2020 (Accession No. 0001104659-20-097608) (the “Registration Statement”) to register the Separate Account and the Policies.  The changes to disclosure discussed herein will be reflected in Pre-Effective Amendment No. 1 (“PEA No. 1”) to the Registration Statement. For your convenience, we have repeated below in bold each comment in the Comment Letter, and our responses follow your comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

GENERAL

1.              Please confirm that all missing information, including all financial statements and exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

The Company confirms that all missing information, including all financial statements and exhibits, will be filed in a pre-effective amendment to the Registration Statement.

2.              Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

The Company acknowledges the staff’s comment.

3.              Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate Account.

The Company supplementally confirms that there are no guarantees or support agreements with third parties to support any of the Policies’ features or benefits.  The Company is solely responsible for any benefits or features associated with the Policies.

PROSPECTUS

Cover Page

4.              In the second paragraph, the Company states that “[y]ou should consider the Policy in conjunction with other insurance you own.”  Given that the Owner and Insured may have different rights and obligations under the Policy, please briefly describe the differences between the Owner and the Insured under the Policy and define which party “You” refers to in this Prospectus. Also, to aid an investor’s plain English understanding of the Policy, please define key terms when they are first used, rather than solely relying on the Glossary at the end of the Prospectus.

The Company will include the requested disclosure. The Company will define key terms at first use to the extent necessary to aid an investor’s plain English understanding of the Policies.

5.              In the fourth paragraph, please add that all material state variations are described in the prospectus.

The Company will add the following disclosure to the fourth paragraph on the Cover Page: State variations can be found in Appendix B of the Prospectus.

Summary of the Policy and its Benefits and Risks (pp. 3-6)

6.              On page 3, the Company states that individual policy features “may vary by state.” Please add disclosure in this paragraph stating that such material variations are disclosed in the prospectus and include a reference to Appendix B.

The Company will add the requested disclosure.

7.              Please provide a more complete summary of the “Cancellation Privilege,” including disclosure as to what an investor can expect to receive upon cancellation.

The Company will add the requested disclosure.

8.              Under “Transfers,” please disclose whether the Company currently imposes the transfer restrictions described in the second sentence.

The Company will add the requested disclosure.

9.              Under “Target Premium” on page 4, the Company states that “[p]ayment of the target premium does not guarantee that your Policy will not lapse, and you may need to pay additional premiums to keep your policy in force. Please provide more context here as to why the policy would lapse so that an investor has a better sense as to when they would have to pay additional premiums, or, alternatively, cross reference a section that provides additional detail.

The Company will add an appropriate cross-reference.

10.       Under “Loans” on page 4, please provide a definition of “modified endowment contract.”

The Company will add a cross-reference to the discussion of modified endowment contracts contained in the “Tax Considerations” section of the Prospectus.

11.       Under “Withdrawal and Surrender Risks,” risks associated with withdrawals are only minimally discussed.  Please consider providing additional information on withdrawals, or alternatively, consider removing “Withdrawals” from the heading in bold text.

The Company will modify the heading of “Withdrawal and Surrender Risks” as follows in order to indicate that this disclosure primarily relates to Surrender Risks: ~~Withdrawal and~~ Surrender Risks.

12.       Under “Tax Risks” on page 5, please revise the last sentence of the first paragraph in plain English. In the last sentence of this section, please replace “distributions” with “surrenders, withdrawals” in order to be consistent with the language in the paragraph above. If applicable, please also disclose in this section any tax risks stemming specifically from the fact that this product is meant to be used by corporations and employers in connection with deferred compensation plans and employer financial purchase arrangements.

The Company will amend the above-referenced disclosure as requested. The Company will add a cross-reference to the “Tax Considerations” section of the Prospectus, which contains a discussion of tax considerations relating to employer owned life insurance policies.

13.       Under “Loan Risks” on page 6, please define “Loan Interest Credit Spread.”

The Company will add the requested disclosure.

14.       Under “General Account Risks,” please add disclosure to clarify that the Fixed Account is part of the General Account.

The Company will add the requested disclosure.

15.       In the Summary of Policy Risks section, please disclose the risk that charges under the Policy may increase.

The Company will add the requested disclosure.

Fee Tables (pp. 7-8)

16.       In the first table, to avoid investor confusion, please show Sales Load and Premium Tax as components of the Premium Expense Charge in the table, rather than just relying on the footnotes. The current presentation suggests that there are three separate charges.

The Company will revise the above-referenced disclosure as requested.

17.       Please move the Loan Interest charge in the Transaction Fees table to the Periodic Charges table on page 8 since it is a recurring charge.  Please also disclose the maximum loan interest rate charge.

The Company will move the description of the Loan Interest charge to the Periodic Charges table and disclose the maximum loan interest rate charge.

18.       Please move the Transaction Charge item to the Transaction Fee table. If the Company will not charge the fee on anything other than the Terminal Illness Accelerated Death Benefit Endorsement (as noted in the fourth column), please make that clear in the disclosure or include in the footnote the other transactions or services for which policyholders may be charged a Transaction Charge.

The Company will revise the above-referenced disclosure as requested.

19.       In the table on page 8, please disclose that the current Mortality and Expense Risk Charge, like the Maximum Guaranteed Charge, is calculated as a percentage of average net assets.

The Company will add the requested disclosure.

20.       In footnote 2, please define “Net Amount at Risk” rather than referring investors to the Glossary.

The Company will define Net Amount at Risk in footnote 2.

The Company and the Fixed Account / The Variable Account and Funds (pp. 9-23)

21.       In the third paragraph of page 10, the Company states that “the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws . . .” Please change this sentence to state that the Fixed Account “is, however, subject to certain generally applicable provisions of the federal securities laws . . .” (emphasis added).

The Company will revise the above-referenced disclosure as requested.

22.       Please revise the first two sentences under “Interest Credited on Fixed Account Value” to clarify the difference between the two guaranteed interest rates disclosed (e.g. the rate applicable under a particular issued Policy versus the guaranteed minimum interest rate applicable to all Policies issued under this Prospectus).

The Company will add disclosure clarifying the difference between the guaranteed interest rates.

23.       Please add the names of the investment adviser and any sub-adviser for each fund listed on pages 12-13 to the extent not disclosed.

The Company will add the names of the investment adviser and any sub-adviser for each fund to the extent not already disclosed.

24.       On the bottom of page 21, when discussing payments to the Company, please explicitly state that such payments and other support, if true, create a potential conflict of interest for the Company.

The Company will add the requested disclosure.

25.       In the first paragraph under “Voting Fund Shares” on page 23, the Company states “[s]hould Protective Life determine that it is permitted to vote such shares in its own right, it may elect to do so.”  Please revise this sentence to specify the circumstances under which Protective Life may determine that it is allowed to vote such shares in its own right (e.g., if the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change.) Also, please supplementally explain the legal basis for the Company’s procedure noted in the fourth paragraph that “[v]oting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.”

The Company will revise the first disclosure referenced above as requested and remove the disclosure regarding abstentions.  The Company notes that the disclosure regarding abstentions was inadvertently included in the Registration Statement.

The Policy (pp. 23-24)

26.       Under “Purchasing a Policy” on page 23, the Company states that “[t]he cost of insurance rate may also vary depending on the type of underwriting we use.” If the Company will be using simplified underwriting, state that the cost of insurance rates are higher for healthy individuals when this method of underwriting is used than under a substantially similar policy that does not use simplified underwriting.

The Company will not be utilizing simplified underwriting.

27.       Under “Cancellation Privilege” on page 24, the Company states that an investor’s refund “may be higher or lower than your premium payments depending on the investment performance . . .” Please add “of the Sub-Accounts you selected” after the word “performance.” Please also clarify what states you are referring to in the following sentence (i.e., states that require the Company to return the Premium payment).

The Company will add the requested disclosure and include a cross-reference to Appendix B to clarify the states that require a return of premium.

Death Benefit Proceeds (pp. 28-30)

28.       Please revise the second sentence of the “Suicide Exclusion” disclosure on page 28 for accuracy. As drafted, it appears to conflict with the last sentence of this disclosure.

The Company will revise the above-referenced disclosure so as not to conflict with the last sentence of the disclosure.

29.       Under “Changing Death Benefit Options” on page 29, please consider whether the last sentence of the first paragraph should alternatively state that “. . . the Death Benefit would not be based on the applicable factor . . .” (emphasis added).

The Company will correct this disclosure to indicate that the Company reserves the right to decline to change the Death Benefit Option if after the change the Death Benefit would not be based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule.

Transfers of Policy Value (pp. 31-34)

30.       Under “Fixed Account Transfers” on page 31, please revise to state, if true, that “Loans and Partial withdrawals are treated as Transfers out of the Fixed Account.”

The Company will revise this disclosure as requested.

31.       Under “Sub-Account Transfers” on page 31, there is a typo in the word “rebalancing.”

The Company will correct this typographical error.

Surrenders and Withdrawals (pp. 34-35)

32.       In the “Return of Expense Charge Benefit” disclosure on page 34, please provide an example of how the Return of Expense Charge Benefit operates.

The Company will provide an example of how the Return of Expense Charge Benefit operates.

Policy Loans (pp. 35-36)

33.       Consider describing the purposes that loans can be used for (i.e., accessing policy value without taxes and charges associated with withdrawals).

The Company will add the requested disclosure.

Supplemental Benefits (pp. 49-50)

34.       In the first paragraph on page 49, the Company states that “[a]dditional rules and limits apply to these supplemental riders and endorsements.” Please disclose the additional rules and limits applicable to supplemental riders and endorsements.

The Company will remove this disclosure. The Company believes such additional rules and limitations are clearly stated within the Prospectus in the description of each endorsement and rider.

35.       In the same paragraph, please clarify, if true, that the Term Life Insurance Rider, Change Insured Endorsement, and Terminal Accelerated Death Benefit may only be added at the time the Policy is issued.

The Company will revise this disclosure to clarify that the Term Life Insurance Rider, Change of Insured Endorsement, and the Terminal Accelerated Death Benefit Endorsement may only be added at Policy issue, subject to availability and certain restrictions.

State Variations (pp. 51)

36.       At the bottom of page 51, the Company states “[s]ee your Policy for specific variations because any such state variations will be included in your Policy or in riders or endorsements attached to your Policy.” Please add to this disclosure that material state variations are disclosed in Appendix B.

The Company will add the requested disclosure.

Abandoned Property Requirements (pp. 55)

37.       We note that this disclosure is largely duplicative of earlier disclosure on Escheatment on page 30.  Please combine this disclosure so that it all appears in one place.

The Company will remove the duplicative disclosure.

Appendix A

38.       The Examples of Death Benefit Computations Under Options 1 and 2 are difficult to follow. Please revise to provide a more step-by-step description of the calculations and inputs.

The Company will replace the Examples of Death Benefit Computations on Appendix A to make the examples easier for investors to follow.

Back Cover Page

39.       If the SAI and other information is available from the Company by email request, please provide the email address.

The Company will add the requested disclosure.

PART C

40.       Please file the actual agreements rather than the “form[s] of.” See Rule 483.

The Company will file actual agreements as necessary to comply with Rule 483 under the 1933 Act.

*   *   *  *

We trust that the foregoing is responsive to your comments. A marked draft of PEA No. 1 reflecting the changes discussed herein is attached as an exhibit hereto. Questions or comments concerning this letter may be directed to the undersigned at 205-268-2984, or to Josephine Cicchetti at 202-230-5230.

Sincerely,

/s/ Alyson Saad

Counsel, 2VP
Protective Life Insurance Company

cc: Josephine Cicchetti, Partner, Faegre Drinker Biddle & Reath LLP